LEVY & BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 751-1414
FACSIMILE: (212) 751-6943

March 20, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

Re:	NanoViricides, Inc.
Amendment No 2 to the Form 10-SB12G
Filed on February 14, 2007
File No. 0-52318

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated February 27, 2007 (the “Comment Letter”). In response to these comments, the Issuer has caused to be filed Amendment No. 3 to the Form 10-SB, a redlined version of which is enclosed with the original of this letter. The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-SB12G / Amendment No. 2

Preliminary Efficacy Study, page 7

1.    We note your response to comment 3 and your revised disclosure. In your discussion of the preclinical animal testing related to the H1N1 influenza strain, you reference a statistical test and more specifically you provide that your initial animal findings could be considered statistically significant. Please disclose how you determine your initial animal findings were statistically significant and also indicate what statistical analysis you conducted to test your findings p value test.

The registration statement was revised to include Issuer’s findings regarding statistical significance as follows:

Securities and Exchange Commission
March 20, 2007

In statistics, a result is called significant if it is unlikely to have occurred by chance. "A statistically significant difference" simply means there is statistical evidence that there is a difference; it does not mean the difference is necessarily large, important or significant in the usual sense of the word.

In traditional frequentist statistical hypothesis testing, the significance level of a test is the maximum probability, assuming the null hypothesis, that the statistic would be observed. Hence, the significance level is the probability that the null hypothesis will be rejected in error when it is true (a decision known as a Type I error.  The significance of a result is also called its p-value; the smaller the p-value, the more significant the result is said to be.

Significance is represented by the Greek symbol, α (alpha). Popular levels of significance are 5%, 1% and 0.1%. If a test of significance gives a p-value lower than the α-level, the null hypothesis is rejected. Such results are informally referred to as 'statistically significant'. For example, if someone argues that "there's only one chance in a thousand this could have happened by coincidence," they are implying a 0.1% level of statistical significance. The lower the significance level, the stronger the evidence.

A very small α-level (say 1%) is less likely to be more extreme than the critical value and so is more significant than high α-level values (say 5%). However, smaller α-levels run greater risks of failing to reject a false null hypothesis (a Type II error), and so have less statistical power. The selection of an α-level inevitably involves a compromise between significance and power, and consequently between the Type I error and the Type II error.

Our experiments have constantly have the p value less than 0.003, which makes the tests very accurate, that there is no errors statistically for such an experiment, and all the values obtained from these experiments are of significance.

These initial animal findings suggested that the test nanoviricide compound was an effective treatment for human influenza in mice and that the concept of using a nanoviricide as a treatment for certain viral illnesses was a valid one and was deserving of further study. In more scientific terms, the statistical test was met for validity of the findings and these findings could be considered statistically significant. Thus, in statistical terms, one could say that the null hypothesis, that is the statistical likelihood that the observed results were not due to chance but to the effect of the drug, was ~~proven~~ rejected.

Avian Influenza, page 11

2.    We note your response to comment 7 and your supplemental response. However, the materials you provided do not appear to support your statement “of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans.” Please provide us with supplemental copy of the article that supports your statement and note that such material should be marked to illustrate what portion of the article supports your statement. In the alternative, revise your document to identify the source of the information that you relied on in making the statement.

Securities and Exchange Commission
March 20, 2007

Attached hereto, please find a copy of the article key facts about Avian Influenza (Bird Flu) and Avian Influenza A (H5N1) virus from the U.S. Department of Health and Human Services Centers for Disease Control and Prevention (“CDC”), located on the CDC’s website at www.cdc.gov/flu/avian/gen-info/facts.htm, marked to indicate the provisions of the article the Issuer relied on in its filing.

“With our limited resources, we may be unable to effectively manage growth, pages 29 and 32

3.    We note your responses to comments 12 and 13 of your revised disclosure. Please combine the risk factors on pages 29 and 32 with the above referenced risk factor heading as both discussions appear to be discussing risk factors related to your future hiring needs. Additionally, we note that the risk factor discussion on page 29 appears to suggest that you intend to expand your operations and staff in a material amount whereas the risk factor on page 32 appears to suggest your plans to grow your operations and staff is heavily dependent on the positive progression of your preclinical studies. Please reconcile the two statements.

The Issuer has amended the registration statement to remove the duplicative comment from page 29. Additionally, the risk factor on page 32 has been amended to reflect the fact that the Issuer will likely not require a material increase to conduct its operations unless and until its products are found to be more effective than other products. Specifically, the risk factor was amended as follows:

As of the date of this filing, we have 5 employees and several consultants and independent contractors. The only consultant/contractor that we consider critical to the Company is TheraCour Pharma, discussed in the next risk factor. KARD Scientific, another consultant/contractor (See ITEM 1. Background: Collaborations and Subcontract Arrangements) is considered by the Company important but not critical as they are replaceable with moderate difficulty. All other consultant/contractors would be more readily replaceable. ~~It is too early stage in the development of our company to determine if~~  While the Company’s current operations cause it to be unlikely that we will need to grow and hire additional consultants, contractors or employees~~. However~~, if ~~in~~ future preclinical studies of our nanoviricide drugs and technology show significant improvements in efficacy over existing drugs, we intend to expand our operations and staff materially. At that time ~~Then~~ our new employees may ~~would need to~~ include a number of key managerial, technical, financial, R&D and operations personnel who will not have been fully integrated into our operations. We would expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We have no experience in integrating multiple employees. Therefore, there is a substantial risk that we will not be able to integrate new employees into our operations which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Securities and Exchange Commission
March 20, 2007

“There are conflicts of interest among our officers, directors and stockholders, page 34”

4.    We note your response to comment 16. To the extent that any of your officers or directors are affiliated with any companies that have an economic interest in companies that invest in you or do business with you, please identify them here. Additionally, identify transactions that may not be at arm’s length.

The risk factor was amended to show the equity ownership of Leo Ehrlich and Anil Diwan of TheraCour Pharma, Inc., a principal equity holder of the company, the provider of the source materials the company uses in developing its products and the holder of the intellectual property licensed for use by the Issuer, as follows:

Certain of our executive officers and directors and their affiliates are engaged in other activities and have interests in other entities on their own behalf or on behalf of other persons. Neither we nor ~~any of~~ our stockholders will have any rights in these ventures or their income or profits. ~~In particular,~~ Specifically, Leo Ehrlich, our Chief Financial Officer and Director devotes only a portion of his time to the operation of our business, which may result in limited growth and success of our business. Additionally, Mr. Ehrlich and Anil Diwan own collectively 75% of the capital stock of TheraCour Pharma, Inc. which owns approximately thirty-one percent (31%) of our Common Stock, provides the Company the nanomaterials with which it intends to develop its products and is the holder of the intellectual property rights the Company uses to conduct its operations. While the Company is not aware of any conflict that has arisen or any transaction which has not been conducted on an arm’s length basis to date, Messrs. Diwan and Ehrlich may have conflicting fiduciary duties between the Company and TheraCour.

Currently, the Company does not have any policy in place to deal with such should such a conflict arise. In particular:

•	Our executive officers or directors or their affiliates may have an economic interest in, or other business relationship with, partner companies that invest in us.

•	Our executive officers or directors or their affiliates have interests in entities that provide products or services to us.

In any of these cases:

Securities and Exchange Commission
March 20, 2007

•	Our executive officers or directors may have a conflict between our current interests and their personal financial and other interests in another business venture.

•	Our executive officers or directors may have conflicting fiduciary duties to us and the other entity.

•
The terms of transactions with the other entity may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiations.

~~Leo Ehrlich, our Chief Financial Officer and Director devotes only a portion of his time to the operation of our business, which may result in limited growth and success of our business. Additionally, Mr. Ehrlich and Anil Diwan own collectively 75% of the capital stock of TheraCour Pharma, Inc. an approximately thirty-one percent (31%) shareholder and holder of the intellectual property rights the Company uses to conduct its operations.~~

~~While the Company is not aware of any conflict that has arisen to date, Messrs. Diwan and Ehrlich may have conflicting fiduciary duties between the Company and TheraCour. Currently, the Company does not have any policy in place to deal with such should such a conflict arise.~~

Management Discussion and Analysis of Plan of Operation, page 42

5.    We note your response to comment 19 and your revised disclosure. Your revised disclosure indicates that you have not yet discussed a final agreement with NIHE despite having entered into a memorandum of understanding on December 23, 2005. Please disclose the current terms of the financial obligations and responsibilities of each party pursuant to the memorandum of understanding.

The Issuer and NIHE have no financial obligations or responsibilities under the existing MOU. Accordingly, the disclosure was revised as follows:

The work with NIHE will likely continue through calendar year 2007. While the MOU provides for a final agreement between the Company and NIHE, we have not yet discussed a “final agreement” with NIHE and continue to work under the existing MOU. There are no financial obligations or responsibilities for either the Company or NIHE pursuant to the provisions of the MOU.

6.    Please revise your disclosure provided in response to our previous comment 21 to clearly indicate the basis you used to allocate costs to each of your development projects. Although you now provide an indication of the level of effort expended on each project through your allocations, please revise your disclosure to clarify why you do not maintain and evaluate your research and development costs by project and disclose whether you have any plans to implement a system to track your costs by project. In addition, as previously requested, please represent to us in your letter that you will continue to include your allocated costs by project in any future filings under the Exchange Act.

Securities and Exchange Commission
March 20, 2007

The Issuer has authorized this firm to represent on its behalf that the Issuer will continue to include its allocated costs by project in any future filings under the Exchange Act.

The Issuer’s research and development costs center on the production of a single core material which the Company uses to research and develop the products it intends to market. Specifically, the disclosure was revised to include:

~~The Company does not maintain separate accounting line items for each project in development. The Company maintains aggregate expense records for all research and development conducted, and allocates expenses across all projects at each period-end for purposes of providing accounting basis for each project as required under Section VIII-for Companies Engaged in Research and Development Activities.~~

The Company does not maintain separate accounting line items for each project in development. The Company maintains aggregate expense records for all research and development conducted. Because at this time all the Company’s projects share a common core material, the Company allocates expenses across all projects at each period-end for purposes of providing accounting basis for each project. Project costs are allocated based upon labor hours performed for each project.

The Company has received two cooperative research and development agreements (CRADA's) from two separate government agencies, one civilian and one military. There can be no assurance that a final agreement may be achieved and that the Company will execute any of these agreements. However, should any of these agreements materialize, the Company will implement a system to track these costs by project and account for these projects as customer-sponsored activities and show these project costs separately.

The following table summarizes the primary components of our research and development expenses as allocated, during the periods presented in this Form 10-SB.

Exhibit List

7.    We note your response to comment 28 and reissue the comment. Our comment sought for you to add disclosure to your exhibit table to indicate that portions of your exhibit have been omitted pursuant to confidential treatment request and that this information has been filed or will be filed separately with the Commission. Your current disclosure to the exhibit table indicating “**Confidential Treatment Request” does not satisfy our comment. Please revise accordingly.

Securities and Exchange Commission
March 20, 2007

The Issuer has withdrawn its request for Confidential Treatment to the exhibit and replaced the redacted version of Exhibit 10.13 with an unredacted version. Attached to this correspondence is a copy of the Issuer’s withdrawal filed with the Office of the Secretary. Accordingly, the Issuer has revised the disclosure concerning the governmental departments it has had discussions regarding cooperative research projects as follows:

We have made significant efforts in the past year and continue to do so to obtain collaborations with various agencies, institutions, and commercial enterprises. The Company has had several meetings with officials ~~within U.S. military and other governmental departments including the application~~ with the Walter Reed Army Institute for Research for a cooperative research project to test the effectiveness of the Company’s products against a number of different viral infectious diseases and discussions with the U.S. National Institute for Allergies and Infectious Disease for in vitro testing. These meetings have led to the Company having received two cooperative research and development agreements (CRADA's) from two separate government agencies, one civilian and one military. These CRADA's are currently in review by the Company's counsel. However, there can be no assurance that a final agreement may be achieved or that the Company will execute any of these agreements.

8.    Additionally, it appears that your confidential treatment request has not yet been filed. We will not be able to clear your filing until the confidential treatment request has been filed and all comments relating to the request have been cleared. Please file as soon as possible.

While the Issuer has previously filed the Confidential Treatment Request, it has withdrawn the request and replaced the exhibit in its filing with an unredacted version of the exhibit and revised the filing to delete references to the confidential treatment request. .

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Levy & Boonshoft, P.C.

Levy & Boonshoft, P.C.
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